Phone:	(202) 772-5887
Fax:	(202) 572-1434
Email:	Gottfried@BlankRome.com

September 19, 2008

VIA EDGAR AND FAX TO (202) 772-9203

Peggy Kim, Esq.
Attorney Advisor
Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0303

Re:	Magellan Petroleum Corporation
Additional Soliciting Materials Filed Pursuant to Rule 14a-12
Filed September 11, 2008 by ANS Investments LLC and Jonah Meer
File No. 001-05507

Dear Ms. Kim:

On behalf of our client, ANS Investments LLC, a Delaware limited liability company (“ANS”), and its Chief Executive Officer Jonah M. Meer (collectively, the “Filing Parties”), we have set forth below their responses to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter to us, dated September 17, 2008 (the “Comment Letter”), commenting on the soliciting materials of the Filing Parties that were filed with the Commission on September 11, 2008, including a press release issued by ANS (collectively, the “ANS Soliciting Materials”) in connection with the proxy solicitation that is intended by ANS in connection with the 2008 Annual Meeting of Stockholders of Magellan Petroleum Corporation, a Delaware corporation (“Magellan”). For the Staff’s convenience and ease of reference, the numbered paragraphs below correspond to the paragraph numbers in the Comment Letter and the text of each of the Staff’s comments is set forth in this letter in italics with the response immediately following each italicized comment. Capitalized terms used but not defined herein have the meanings ascribed to them in the ANS Soliciting Materials. In connection with this letter, please find the requisite filing persons’ statement attached hereto as Annex A.

Peggy Kim, Esq.
September 19, 2008

Additional Soliciting Materials

1.
Staff Comment: Please avoid issuing statements in your proxy statement that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please note that the factual foundation must be reasonable. In future filings, please confirm that the participants will disclose the factual foundation for such assertions or provide us with the reasonable basis used to support such statements. Refer to Rule 14a-9. For example, please provide support for the statement regarding board members “seeking to entrench themselves and frustrate the will of shareholders.” Alternatively, please make a revised filing to reflect the deletion of the cited statement.

Response: The Filing Parties acknowledge the Staff’s comment and hereby confirm that, in future filings, they will seek to avoid issuing any statements in their solicitation materials that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. The Filing Parties also confirm that they will seek to (i) disclose the factual foundations for such assertions or (ii) provide the Staff with the reasonable basis used to support such statements.

In the Comment Letter, the Staff has expressed concern with the underlined language in the following statement:

“ANS Investments will also be soliciting proxies in support of a shareholder proposal intended to prevent the current Magellan Petroleum Board members from seeking to entrench themselves and frustrate the will of the shareholders [emphasis added] by, among other things, creating obstacles to providing Magellan Petroleum shareholders with the choice and opportunity to vote for ANS Investments’ nominee and its other proposals.”

The Filing Parties do not believe that the cited statement, in any way, impugns the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct. Nor does the cited statement address any present intention of the Magellan Board of Directors (the “Magellan Board”). The cited statement refers only to the purpose and intent of the Filing Parties in bringing a shareholder proposal that is commonly brought in connection with proxy contests to prevent the target’s board of directors from making amendments to the bylaws that would have the effect of impeding, frustrating or creating obstacles with respect to a proxy contest and/or the ability of the stockholders to be able to vote for an alternative nominee and/or a stockholder proposal (the “Bylaw Amendment Proposal”). The Magellan Board has the ability to amend Magellan’s Amended and Restated Bylaws (the “Bylaws”) and, accordingly, the ability to approve an amendment to the Bylaws to increase the size of the Magellan Board, set forth additional nominee / Board candidate qualifications, expand the advance notice requirements for nominations and stockholder proposals and/or increase the vote required for shareholders to amend the Bylaws. Any of these amendments to the Bylaws could have the effect of impeding ANS’ announced proxy solicitation and the ability of ANS to have its nominee elected and its other stockholder proposal, which urges the Board to eliminate its staggered structure, approved. While the Filing Parties are not able to forecast the likelihood of whether the Magellan Board will take any such action to impede ANS’ proxy contest, they are seeking approval for the Bylaw Amendment Proposal as a protective measure in case such action is taken.

Peggy Kim, Esq.
September 19, 2008

The full text of the Bylaw Amendment Proposal is set forth below:

Proposal 2: Repeal of any and all amendments to the Company’s Amended and Restated Bylaws (whether effected by supplement to, deletion from or revision of the Bylaws) that are adopted by the Company’s Board of Directors since April 18, 2007.

RESOLVED, that any and all amendments to the Company’s Amended and Restated Bylaws (whether effected by supplement to, deletion from or revision of the Bylaws) which are adopted subsequent to April 18, 2007 (the last date of reported changes) and before the effectiveness of the foregoing Proposal and the seating of the Nominee on the Company’s Board of Directors, other than those provisions which were duly adopted by the stockholders of the Company and those provisions which under the laws of the State of Delaware cannot be repealed by the stockholders of the Company, be, and hereby are, repealed; and further

RESOLVED, that, without the affirmative vote of the holders of a majority of the stock of the Company having voting power, the Company’s Board of Directors may not thereafter amend any section of the Bylaws affected by such repeal or adopt any new Bylaw provision in a manner which serves to reinstate any repealed provision or adopt any provision having a similar effect as the repealed provision.

The Filing Parties are sensitive to the Staff’s concerns with respect to the words “seeking to entrench themselves and frustrate the will of shareholders” but the Filing Parties do not believe that their use of such words in the context described above, in any way, impugns character, integrity or personal reputation or makes charges of illegal, improper or immoral conduct, or in any way refers to the present intent of the Magellan Board. Notwithstanding the foregoing, in future filings, the Filing Parties will seek to ensure that such words are not used in a way that impugns character, integrity or personal reputation or makes charges of illegal, improper or immoral conduct, or in any way refers to the present intent of the Magellan Board, in each case, without factual foundation. In addition, in the proxy statement being prepared by ANS Investments, the discussion of the Bylaw Amendment Proposal will clarify, if then accurate, that, notwithstanding the concerns of the Filing Party that are motivating the Bylaw Amendment Proposal, the Filing Parties have no current knowledge of any bylaw amendments that have been approved and not publicly disclosed or of any intention, plan or proposal by the Magellan Board to approve any such bylaw amendments intended to impede or interfere with ANS’ proxy solicitation.

* * * * * *

Peggy Kim, Esq.
September 19, 2008

If you have any questions regarding these responses or wish to discuss them, please feel free to contact me at (202) 772-5887. In addition, you may direct correspondence to me by facsimile at (202) 572-1434.

Very truly yours,

/s/ Keith E. Gottfried
Keith E. Gottfried

cc:	Jonah M. Meer, ANS Investments LLC
Patrick P. Salisbury, Esq., Salisbury & Ryan LLP

Annex A
ANS Investments LLC
▪ 50 Battery Place, Suite 7F, New York, NY 10280 ▪
▪ Tel: (212) 945-2080 ▪ Fax: (508) 629-0074 ▪
▪ Email: jmeer@verizon.net▪

September 19, 2008

VIA EDGAR AND FAX TO (202) 772-9203
Peggy Kim, Esq.
Attorney Advisor
Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0303

Re:	Magellan Petroleum Corporation
Additional Soliciting Materials Filed Pursuant to Rule 14a-12
Filed September 11, 2008 by ANS Investments LLC and Jonah Meer
File No. 001-05507

Dear Ms. Kim:

ANS Investments LLC, a Delaware limited liability company, and Jonah M. Meer (collectively, the “Filing Parties”) hereby provide the following statements with respect to the above-referenced filing:

1. That the Filing Parties are responsible for the adequacy and accuracy of the disclosure in the filing;

2. That Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3. That the Filing Parties may not assert staff comments as a defense in any or proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Jonah M. Meer
Jonah M. Meer

ANS INVESTMENTS LLC
By: /s/ Jonah M. Meer
President and Chief Executive Officer